Exhibit 99.2

MIND C.T.I. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Arie Abramovich, Chief Financial Officer of the Company, and Oded Oz, Legal Counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of MIND C.T.I. Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 2 HaCarmel Street, Yoqneam Ilit 2066724, Israel on May 6, 2025 at 3:00 P.M. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated March 25, 2025.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy will be voted FOR each Proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MIND C.T.I. LTD.

May 6, 2025

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL
The Notice of Meeting, proxy statement and proxy card
are available at www.mindcti.com/agm

Please sign, date and mail
your proxy card in the
 envelope provided as soon
 as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.	TO RE-APPOINT INDEPENDENT AUDITOR

☐ FOR                                       ☐ AGAINST                                       ☐ ABSTAIN

2.	TO APPROVE D&O COMPENSATION POLICY

☐ FOR                                       ☐ AGAINST                                       ☐ ABSTAIN

3.	TO RE-ELECT MS. MONICA IANCU AS A CLASS I DIRECTOR

☐ FOR                                       ☐ AGAINST                                       ☐ ABSTAIN

4.	TO RATIFY CEO COMPENSATION

☐ FOR                                       ☐ AGAINST                                       ☐ ABSTAIN

5.	TO APPROVE D&O INSURANCE

☐ FOR                                       ☐ AGAINST                                       ☐ ABSTAIN

IMPORTANT INSTRUCTION (PERSONAL INTEREST): By executing this proxy card, you are deemed to certify that you ARE NOT a controlling shareholder and DO NOT have a personal interest in Proposals 2 or 4. In particular, every Company shareholder voting by means of this proxy card, or via a voting instruction form, internet voting or telephone, will be deemed to confirm that he/she/it IS NOT a controlling shareholder and DOES NOT have a personal interest in Proposals 2 or 4. If you are a controlling shareholder or have a personal interest, please notify the Company accordingly by phone: +972-4-993-6666, fax: +972-4-993-7776 and/or email: investor@mindcti.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then notify the Company on your behalf.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated March 25, 2025.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.